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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                                 SCHEDULE TO/A
                                 (RULE 14d-100)
       Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                      the Securities Exchange Act of 1934
                               (Amendment No. 1)

                             HARCOURT GENERAL, INC.
                           (Name of Subject Company)

                               REH MERGERSUB INC.
                               REED ELSEVIER INC.
                        REED ELSEVIER U.S. HOLDINGS INC.
                           REED ELSEVIER OVERSEAS BV
                           REED ELSEVIER HOLDINGS BV
                               REED ELSEVIER PLC
                           REED INTERNATIONAL P.L.C.
                                  ELSEVIER NV
                                   (Offerors)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                                      and
                     SERIES A CUMULATIVE CONVERTIBLE STOCK,
                           PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                            -----------------------

                            Common Stock (41163G101)
               Series A Cumulative Convertible Stock (41163G200)
                     (Cusip Number of Class of Securities)

                          Henry Z. Horbaczewski, Esq.
                               Reed Elsevier Inc.
                             275 Washington Street
                                Newton, MA 02458
                           Telephone: (617) 558-4227
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                   Copies to:
                              Joseph Rinaldi, Esq.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                           Telephone: (212) 450-4000

                           CALCULATION OF FILING FEE
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      Transaction Valuation*                      Amount of Filing Fee**
-------------------------------------------------------------------------------
          $4,400,646,387                                 $880,130
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*    Estimated for purposes of calculating the amount of the filing fee only.
     This calculation assumes (i) the purchase of 72,313,841 shares of common stock, par value $1.00 per share (the "Common Shares"), of Harcourt General, Inc. at a price per Common Share of $59.00 in cash and (ii) the purchase of 775,713 shares of series A cumulative convertible preferred stock, par value $1.00 per share (the "Preferred Shares") of the Company at a price of $77.29 per Preferred Share. This calculation also assumes payments to holders of options with an exercise price less than $59.00 in an amount per option equal to the difference between (a) $59.00 and (b) the applicable exercise price, based on 3,289,353 outstanding options with an average weighted exercise price of $36.45 per share.

** Calculated as 1/50 of 1% of the transaction value. Fee was paid on November 8, 2000.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $880,130         Filing Party: REH Mergersub Inc.
Form or Registration No.: Schedule TO      Date Filed:   November 8, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]
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


                         AMENDMENT NO. 1 TO SCHEDULE TO

     This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 8, 2000 (the "Schedule TO") relating to an offer by REH Mergersub Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Reed Elsevier Inc., a Massachusetts corporation ("Reed Elsevier"), to purchase (i) all outstanding shares of common stock, par value $1.00 per share (the "Common Shares") of Harcourt General, Inc. a Delaware corporation (the "Company" or "Harcourt"), at $59.00 per Common Share, net to the seller in cash, and (ii) all of the outstanding shares of series A cumulative convertible stock, par value $1.00 per share (the "Preferred Shares") of the Company at a price of $77.29 per Preferred Share, net to the seller in cash, in each case upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are attached as Exhibits
(a)(l) and (a)(2), respectively, to Schedule TO.

     The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings set forth in the Offer to Purchase.

Item 11.  Additional Information.

     Item 11 of Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding thereto the following:

     "Purchaser, Thomson and the Company each filed, on November 15, 2000, a Notification and Report Form with respect to the Subsequent Transaction, with the Antitrust Division and the FTC. As a result, the waiting period applicable to the Subsequent Transaction with Thomson is scheduled to expire at 11:59 p.m, New York City time, on December 15, 2000. However, prior to such time, the Antitrust Division or the FTC may extend such waiting period by requesting additional information or documentary material relevant to the Subsequent Transaction from Purchaser or Thomson. If any such request is made, the waiting period applicable to the Subsequent Transaction will be extended until 11:59 p.m., New York City time, on the 20th day after substantial compliance by Purchaser and/or Thomson, as the case may be, with such request. Thereafter, such waiting period can be extended only by court order or with the consent of Purchaser, Thomson and the Company.

      On November 17, 2000, the Antitrust Division extended the waiting period applicable to the purchase of Shares pursuant to the Offer by requesting additional information relevant to the Offer from Purchaser. Accordingly, unless further extended with the consent of Purchaser or by court order, the waiting period applicable to the purchase of Shares pursuant to the Offer will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by Purchaser with such request."

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2000                 REH Mergersub Inc.

                                         By: /s/ Henry Z. Horbaczewski
                                            -----------------------------------
                                         Name:   Henry Z. Horbaczewski
                                         Title:  Vice President

                                         Reed Elsevier Inc.

                                         By: /s/ Henry Z. Horbaczewski
                                            -----------------------------------
                                         Name:   Henry Z. Horbaczewski
                                         Title:  Senior Vice President

                                         Reed Elsevier U.S. Holdings Inc.

                                         By: /s/ Henry Z. Horbaczewski
                                            -----------------------------------
                                         Name:   Henry Z. Horbaczewski
                                         Title:  Vice President

                                         Reed Elsevier Overseas BV

                                         By: /s/ Henry Z. Horbaczewski
                                            -----------------------------------
                                         Name:   Henry Z. Horbaczewski
                                         Title:  Attorney-in-Fact

                                         Reed Elsevier Holdings BV

                                         By: /s/ Henry Z. Horbaczewski
                                            -----------------------------------
                                         Name:   Henry Z. Horbaczewski
                                         Title:  Attorney-in-Fact

                                         Reed Elsevier plc

                                         By: /s/ Henry Z. Horbaczewski
                                            -----------------------------------
                                         Name:   Henry Z. Horbaczewski
                                         Title:  Attorney-in-Fact

                                         Reed International P.L.C.

                                         By: /s/ Henry Z. Horbaczewski
                                            -----------------------------------
                                         Name:   Henry Z. Horbaczewski
                                         Title:  Attorney-in-Fact

                                         Elsevier NV

                                         By: /s/ Henry Z. Horbaczewski
                                            -----------------------------------
                                         Name:   Henry Z. Horbaczewski
                                         Title:  Attorney-in-Fact


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                                 EXHIBIT INDEX

Exhibit No.
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   (a)(1)        Offer to Purchase dated November 8, 2000.*

   (a)(2)        Letter of Transmittal.*

   (a)(3)        Notice of Guaranteed Delivery.*

   (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

   (a)(5) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

   (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

   (a)(7)        Summary Advertisement, dated November 8, 2000.*

   (b)(1) Commitment Letter, dated November 7, 2000, among Reed International P.L.C., Elsevier NV, Reed Elsevier, Elsevier Finance S.A., Deutsche Bank AG London (as Lead Arranger), Morgan Stanley Dean Witter Bank Limited (as Lead Arranger), Deutsche Bank AG London (as Underwriter) and Morgan Stanley Senior Funding, Inc. (as Underwriter), and attached Term Sheet.*

   (d)(1) Agreement and Plan of Merger, dated as of October 27, 2000, among the Harcourt, Reed Elsevier and Purchaser.*

   (d)(2) Stockholder Agreement, dated as of October 27, 2000, among Reed Elsevier, Purchaser and the stockholders named therein.*

   (d)(3) Confidentiality Agreement, dated as of June 28, 2000, between Harcourt and Reed Elsevier plc.*

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* Previously filed.